82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

February 14, 2003

PRESS RELEASE

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to advise that on February 6, 2003, John S. Auston was appointed Chairman of the Board and R. Timothé Huot was appointed as an additional director of the Company. Mr. Auston is a geologist and has been a director of the Company since March, 2001. The Company has benefited from his many years of experience in the mining industry including his prior positions as President and CEO of Ashton Mining of Canada Inc. and Granges Inc. R. Timothé Huot is a solicitor and is the representative of Soroof International on the Board of Directors.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

03007615

03 MAR 14 AM 7:21

SUPPL

PROCESSED
APR 01 2003
THOMSON FINANCIAL

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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82-1209

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

March 6, 2003

PRESS RELEASE

UPDATE ON DOYLE LEGAL PROCEEDINGS

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the hearing of the special Tribunal ordered by the Federal Court of Appeal to hear the claim dispute between Golden Rule Resources Ltd. et al and GGL has been concluded and that a decision is expected by the end of March.

In their submissions to the Tribunal, Golden Rule Resources Ltd. et al have conceded that their claims were staked in contravention of the Canada Mining Regulations and have confined their position to an allegation that the initial Notices of Protest filed by GGL et al were filed out of time. This technical objection was not raised at the time of the initial hearing before the Supervising Mining Recorder and GGL is confident that it will not prevail.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have any questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.